1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101
James D. Evans
jevans@fenwick.com | 206.389.4559

March 23, 2021

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Craig Wilson, Senior Advisor
Laura Veator, Staff Accountant

Re:	Compass, Inc.
Registration Statement on Form S-1
Filed March 1, 2021
File No. 333-253744

Ladies and Gentlemen:

We are submitting this letter on behalf of Compass, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 16, 2021 (the “Letter”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-253744) (the “Registration Statement”) as originally filed by the Company with the Commission on March 1, 2021. Concurrently herewith, we are transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 1 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in Amendment No. 1.

Registration Statement on Form S-1

Summary Consolidated Financial and Other Data

Key Business Metrics and Non-GAAP Financial Measures, page 17

1.

Your presentation of Adjusted EBITDA margin should be accompanied by the measure calculated using the most directly comparable GAAP measure. Accordingly, please also disclose Net Loss Margin for each period presented.

Securities and Exchange Commission

March 23, 2021

This comment applies throughout your filing where you present Adjusted EBITDA margin. Please refer to the Commissions “Conditions for Use of Non-GAAP Financial Measures” Release No. 33- 8176, footnote 27.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 63, 69 and 75 of Amendment No. 1.

Risk Factors

Our restated certificate of incorporation and amended and restated bylaws..., page 48

2.

You state that the Federal Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Article XII of your Restated Certificate of Incorporation, however, states that “the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or any successor thereto or, to the fullest extent permitted by law, under the Exchange Act.” Please revise your risk factor or advise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 48 and 177 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin, page 73

3.

Your disclosure includes explanations for changes in Adjusted EBITDA between periods but does not include explanations for changes in net loss, the most directly comparable GAAP measure. Please revise your disclosures accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K and the Division of Corporation Finance’s Non-GAAP Compliance and Disclosure Interpretation 102.10.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 1.

Components of Results of Our Operations, page 78

4.

Please disclose the amount of compensation expense that will be recognized immediately upon the effectiveness of your IPO, related to both equity grants prior to December 31, 2020 and equity grants issued subsequent to December 31, 2020.

Securities and Exchange Commission

March 23, 2021

Please also disclose the total unrecognized compensation expense associated with these grants and the period over which it will be recognized. Please refer to ASC 855-10-50-2.

The Company respectfully refers the Staff to the following disclosure on page 98 of Amendment No. 1:

If this offering had been completed on December 31, 2020, we would have recorded a cumulative stock-based compensation expense of $109.1 million for those RSUs for which the service-based vesting condition had been satisfied, and would have $102.4 million of unrecognized compensation expense that represents the RSUs that had not met the service- based vesting condition as of December 31, 2020. We expect to recognize the unrecognized compensation expense over a weighted-average period of 1.6 years.

In addition, in response to the Staff’s comment, the Company has added the following disclosure to page 98 of Amendment No. 1:

Beginning in December 2020, we stopped granting RSUs with liquidity event-based vesting conditions. Accordingly, stock-based compensation expenses related to RSUs granted in December 2020 and thereafter will be expensed over the applicable service period.

Commissions and other transaction-related expense, page 79

5.

Your disclosure indicates that “commissions and other transaction-related expense” primarily consists of commissions paid to your agents as well as stock-based compensation expense related to your agent equity program. As such, it does not appear to actually include other transaction related expenses associated with the purchase and sale of a home. Tell us how you considered naming this expense category “commissions and other agent expenses,” in order to more appropriately describe the components.

The Company advises the Staff that the commissions paid to its affiliated agents in connection with home sale transactions are the most significant item included in the “commissions and other transaction-related expense” line item. This line item also includes stock-based compensation expenses relating to the Company’s agent equity program when agents elect to receive stock-based awards in lieu of cash as well as fees paid to external brokerages for client referrals. The referral fees paid to external brokerages are recognized at the time of the real estate transaction (i.e. purchase or sale of a home). Additionally, as discussed on page 80 of Amendment No. 1, certain of the fees the Company charges to its agents are recognized at the time of a real estate transaction.

Securities and Exchange Commission

March 23, 2021

When considering the name for this financial statement line item, the Company considered these commission-related items that are recognized at the time of the real estate transaction as the “other transaction-related expenses.” To avoid any ambiguity that this financial statement line item includes all expenses related to the real estate transaction, the Company has globally revised the name of this expense category in Amendment No. 1 to refer to “commissions and other related expenses,” and has added disclosure to pages 80 and F-18 to include reference to the referral fees paid to external brokerages.

Critical Accounting Policies and Estimates Common Stock Valuations, page 96

6.

In your letter dated March 3, 2021 you indicate that you reassessed the historical estimated fair value of your common stock for financial reporting purposes and determined that you would apply a linear interpolation for the value per share of common stock between the August 2020 valuation and the midpoint of your preliminary price range to determine the fair value of your common stock for accounting purposes for the stock options and RSUs granted subsequent to the August 2020 Valuation. Please clarify your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 99 of Amendment No. 1.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2 Summary of Significant Accounting Policies

Revenue Recognition, page F-17

7.	We continue to consider your response to prior comment 3.

The Company respectfully acknowledges the Staff’s comment and is available to discuss any Staff questions at their convenience.

Securities and Exchange Commission

March 23, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559, or, in my absence, Ran Ben-Tzur, at (650) 335-7613.

Sincerely,

/s/ James D. Evans

James D. Evans
Partner

cc:	Via E-mail

Kristen Ankerbrandt, Compass, Inc. (w/o enclosures)

Brad Serwin, Compass, Inc. (w/o enclosures)

Scott Wahlers, Compass, Inc. (w/o enclosures)

Michael Esquivel, Fenwick & West LLP (w/o enclosures)

Ran Ben-Tzur, Fenwick & West LLP (w/o enclosures)

Morgan Sawchuk, Fenwick & West LLP (w/o enclosures)

Michael Shaw, Fenwick & West LLP (w/o enclosures)